                                                                   EXHIBIT 99.02







                         REPORT OF INDEPENDENT AUDITORS



The Partners
 JetFleet Aircraft II, L.P.


We have audited the accompanying balance sheets of JetFleet Aircraft II, L.P., a California Limited Partnership, as of December 31, 1997 and December 31, 1996, and the related statements of operations, partners' capital and cash flows for the years ended December 31, 1997, December 31, 1996 and December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetFleet Aircraft II, L.P., at December 31, 1997 and December 31, 1996, and the results of its operations and its cash flows for the years ended December 31, 1997, December 31, 1996 and December 31, 1995 in conformity with generally accepted accounting principles.



         VOCKER KRISTOFFERSON AND CO.

February 27, 1998
San Mateo, California

                           JetFleet Aircraft II, L.P.
                                 Balance Sheets


                                     ASSETS
                                                                     December 31,
                                                                1997              1996
                                                                ----              ----
Current assets

         Cash                                                   $   964,759       $   690,842
         Restricted cash                                            827,000           501,072
         Reserves receivable from lessees                            27,338            29,781
         Lease payments receivable                                  150,000           540,000
                                                                -----------       -----------

                  Total current assets                            1,969,097         1,761,695
Aircraft and aircraft engines under operating
         leases and aircraft held for operating leases,
         net of accumulated depreciation of
         $10,957,424 in 1997 and $10,425,030 in 1996             13,903,219        14,435,613
Lease payments receivable                                                --           180,000
Organization and offering costs, net of
         accumulated amortization of $145,036 in 1997
         and $123,141 in 1996                                        11,000            32,895
                                                                -----------       -----------

                                                                $15,883,316       $16,410,203
                                                                ===========       ===========

                        LIABILITIES AND PARTNERS' CAPITAL

Current liabilities:

         Accounts payable                                       $    48,911       $   112,519
         Accrued maintenance costs                                1,457,979           501,072
         Payable to affiliates                                       14,689            10,933
         Security deposits                                          143,101           143,101
         Unearned interest income                                     8,781            79,186
         Prepaid rent received                                      191,948            27,553
                                                                -----------       -----------

                  Total current liabilities                       1,865,409           874,364

Unearned interest income                                                 --             8,793
                                                                -----------       -----------
Total liabilities                                                 1,865,409           883,157

Partners' capital
         (Limited partners 1,100,000 authorized
         Units, 693,505 issued Units in 1997 and 1996)           14,017,907        15,527,046
                                                                -----------       -----------

                                                                $15,883,316       $16,410,203
                                                                ===========       ===========


See accompanying notes.

                           JetFleet Aircraft II, L.P.
                            Statements of Operations



                                                    Year Ended December 31,
                                              1997             1996            1995
                                          -----------      -----------      -----------
Revenues:

         Rental income                    $ 2,646,252      $ 2,658,450      $ 2,601,541
         Gain on sale of aircraft                  --           94,081               --
         Gain/(Loss) on sale of
             aircraft engines                      --           34,860          (46,090)
         Interest income                       97,485          265,359          236,631
                                          -----------      -----------      -----------

                                            2,743,737        3,052,750        2,792,082
                                          -----------      -----------      -----------

Costs and expenses:

         Management fees                       96,519          113,657          102,440
         Depreciation of aircraft
           and aircraft engines               532,394        3,260,014        3,372,163
         Amortization of organization
           and offering costs                  21,895           31,927           31,927
         Professional fees                     42,492           36,511           50,438
         Maintenance costs                    561,387          119,252          153,096
         General and administrative           260,606          347,971          242,779
                                          -----------      -----------      -----------
                                            1,515,293        3,909,332        3,952,843
                                          -----------      -----------      -----------
Net income (loss)                         $ 1,228,444      $  (856,582)     $(1,160,761)
                                          ===========      ===========      ===========

Allocation of net income (loss):

         General partners                 $   136,879      $   182,511      $   167,240
         Limited partners                   1,091,565       (1,039,093)      (1,328,001)
                                          -----------      -----------      -----------
                                          $ 1,228,444      $  (856,582)     $(1,160,761)
                                          ===========      ===========      ===========


         Per Limited Partner Unit         $      1.57      $     (1.50)     $     (1.91)
                                          ===========      ===========      ===========
Weighted average Limited
  Partner Units outstanding                   693,505          693,505          693,505
                                          ===========      ===========      ===========


See accompanying notes.

                           JetFleet Aircraft II, L.P.
                         Statements of Partners' Capital
              For the Years Ended December 31, 1995, 1996 and 1997


                                    Limited
                                    Partner      Limited           General
                                    Units        Partners          Partners            Total
                                    -------      --------          --------            -----

Balance, December 31, 1994          693,505     $ 24,539,410      $         --      $ 24,539,410
Distributions ($4.58 per
  Limited Partner Unit)                  --       (3,177,553)         (167,240)       (3,344,793)
Net loss                                 --       (1,328,001)          167,240        (1,160,761)
                                    -------     ------------      ------------      ------------
Balance, December 31, 1995          693,505       20,033,856                --        20,033,856
Distributions ($5.00 per
  Limited Partner Unit)                  --       (3,467,715)         (182,511)       (3,650,226)
Net loss                                 --       (1,039,093)          182,511          (856,582)
                                    -------     ------------      ------------      ------------

Balance, December 31, 1996          693,505       15,527,046                --        15,527,046

Distributions ($3.75 per
  Limited Partner Unit)                  --       (2,600,704)         (136,879)       (2,737,583)
Net income                               --        1,091,565           136,879         1,228,444
                                    -------     ------------      ------------      ------------

Balance, December 31, 1997          693,505     $ 14,017,907      $         --      $ 14,017,907
                                    =======     ============      ============      ============


See accompanying notes.

                           JetFleet Aircraft II, L.P.
                            Statements of Cash Flows

                                                                          For the Year Ended December 31,
                                                                      1997             1996              1995
                                                                    ---------        ---------        ---------
Operating activities:
       Net income (loss)                                          $ 1,228,444      $  (856,582)    $    (1,160,761)
       Adjustments to reconcile net income (loss)
           to net cash provided by operating activities:
                (Gain) / loss on sale of aircraft engines                  --          (34,860)          46,090
                Gain on sale of aircraft                                   --           94,081               --
                Depreciation of aircraft and aircraft engines         532,394        3,260,014        3,372,163
                Amortization of organization
                  and offering costs                                   21,895           31,927           31,927
                Change in operating assets and liabilities:
                    Restricted cash                                  (325,928)        (501,072)              --
                    Receivable from affiliates                             --           45,000          (32,558)
                    Rent receivable                                        --               --           75,000
                    Reserves receivable from lessees                    2,443          (29,781)              --
                    Accounts payable                                  (63,608)          (6,735)          78,572
                    Accrued maintenance costs                         956,907           90,370          181,575
                    Unearned interest income                          (79,198)        (279,345)        (185,430)
                    Payable to affiliates                               3,756          (38,142)          37,500
                    Security deposits                                      --            2,686           66,800
                    Prepaid rent received                             164,395           12,553           15,000
                                                                  -----------      -----------     ------------
         Net cash provided by operating activities                  2,441,500        1,601,952        2,525,878

Investing activities:
       Proceeds from sale of aircraft engines                              --          211,000        5,089,344
       Proceeds from sale of aircraft                                      --          735,000               --
       Purchase of interests in
           aircraft and aircraft engines                                   --         (351,477)      (3,696,146)
       Payments received on capital lease                             570,000          780,000          420,000
                                                                  -----------      -----------     ------------
         Net cash provided by investing activities                    570,000        1,374,523        1,813,198
Financing activities:
       Distributions                                               (2,737,583)      (3,650,226)      (3,344,793)
                                                                  -----------      -----------     ------------
         Net cash used in financing activities                     (2,737,583)      (4,151,298)      (3,344,793)

Net (decrease) increase in cash                                      (227,155)        (673,751)         994,283
Cash, beginning of period                                             690,842        1,364,593          370,310
                                                                  -----------      -----------     ------------
Cash, end of period                                               $   964,759      $   690,842     $  1,364,593
                                                                  ===========      ===========     ============

Supplemental schedule of noncash investing and financing activities:
JetFleet II entered into capital leases for its interests in two DC-9 aircraft during 1995. In conjunction with the leases, a liability for unearned interest income was recorded at the beginning of the lease as follows:

                                                                       1995
                                                                       ----
                  Minimum lease payments receivable             $     2,160,000
                  Cost of interest of aircraft leased                (1,637,300)
                                                                ---------------
                  Unearned interest income                      $       522,700
                                                                ===============

See accompanying notes.

                           JetFleet Aircraft II, L.P.
                          Notes to Financial Statements


1.       Summary of Significant Accounting Policies

         Basis of presentation

         JetFleet Aircraft II, L.P. ("JetFleet II") is a California limited partnership formed on June 24, 1991 for the purpose of acquiring, on a world-wide basis, a portfolio of aircraft and aircraft engines, or interests therein, which are subject to triple net leases. The corporate general partner of JetFleet II (the "Corporate General Partner") is CMA Capital Group ("Group"), a California corporation formed in February 1989. The individual general partners, Neal D. Crispin and Richard D. Koehler (the "Individual General Partners"), are the founding principals of the Corporate General Partner. Group is exclusively entitled to manage JetFleet II's business. Capital Management Associates ("CMA"), a subsidiary of CMA Consolidated, Inc., an affiliated California corporation owned by Mr. Crispin, provides certain accounting and investor-related services for Group. JetFleet Management Corp. ("JMC") an affiliated California corporation formed in January 1994 owned by the individual general partners and an officer of CMA has been authorized to perform remarketing duties on behalf of JetFleet II. Crispin Koehler Securities, an affiliated California corporation owned by Messrs. Crispin and Koehler, provided certain administrative and investor-related services for Group. JetFleet II owns interests in certain aircraft in which JetFleet Aircraft, L.P. ("JetFleet"), an affiliated California limited partnership, also owns interests. JetFleet II has had significant transactions with these affiliates as well as Range Systems Engineering, Airwork Corporation ("Airwork"), and Air Tindi Limited ("Air Tindi"). The Corporate General Partner contributed $750 to the capital of JetFleet II.

         Aircraft and aircraft engines under operating leases and aircraft held for operating leases

         JetFleet II's interests in aircraft and aircraft engines are recorded at cost, which includes acquisition costs and loan fees. JetFleet II also pays and capitalizes an acquisition fee equal to 1.5% of the adjusted purchase price of each asset. The capitalization of each asset is discussed in detail in Note
3. Depreciation is computed using the straight-line method over the aircraft's estimated economic life to a zero residual value. Beginning in 1995, JetFleet II reduced the estimated economic life of the Dash-7 aircraft from 12 to 8 years to reflect technological change. This change had the effect of increasing depreciation by $1,068,972 and increasing the net loss by $1,068,972, or $1.54 per Limited Partnership Unit outstanding in 1995. At the same time, JetFleet II began using an 8-year estimated economic life for depreciating any newly acquired aircraft to an estimated residual value.

         In early 1997, a future value appraisal of the aircraft assets was obtained. It indicated that the depreciation method described above was overly conservative in that the future value as well as the estimated useful life of used aircraft had both increased. Accordingly, JetFleet II began depreciating its aircraft on a straight-line basis over its estimated useful life, generally twelve years, to its estimated residual value at that time. This change had the effect of decreasing depreciation and increasing net income by $2,734,583 or $3.94 per Limited Partnership Unit outstanding during 1997.

                           JetFleet Aircraft II, L.P.
                          Notes to Financial Statements


1.       Summary of Significant Accounting Policies (continued)

         Organization and offering costs

         Pursuant to the terms of the Partnership Agreement, a non-accountable organizational and offering expense allowance, in an amount equal to 3% of limited partner capital contributions, was paid to Group for reimbursement of certain organizational and offering expenses incurred in connection with the formation and offering of units in JetFleet II. A portion of the allowance is capitalized as organization and offering costs and is being amortized using the straight-line method over 60 months. The remaining amount, along with sales commissions, investment banking fees, and due diligence reimbursements, is reflected as a direct reduction of partners' capital contributions.

         Investments in capital leases

         JetFleet II's investments in the three McDonnell Douglas DC-9 aircraft are recorded as investments in capital leases. The gross investment in each is recorded as lease payments receivable while the difference between the gross investment and the acquisition cost of each respective DC-9 is recorded as unearned interest income (see Note 4).

         Income taxes

         Income taxes are the liability of the individual partners; accordingly, the financial statements do not include any provision for income taxes. At December 31, 1997, assets and liabilities on a tax basis were approximately $4.7 million lower than on a book basis due to accelerated depreciation used for tax purposes.

         Cash balances, including restricted cash

         As of December 31, 1997, JetFleet II maintained cash balances of $743,326, $419,506, $241,636 and $206,413 in four large open-end money funds, which are not federally insured. JetFleet II also maintained a cash balance of $180,878 in a regional bank headquartered in San Francisco, $80,878 of which is not federally insured. JetFleet II has accumulated cash in excess of the federally insured amount in anticipation of a proposed merger with JetFleet (see
Note 6). JetFleet II is also accumulating maintenance reserves collected from various lessees which will be used to fund certain scheduled maintenance and repairs required for certain aircraft.

         Restricted cash

         As of December 31, 1997 and December 31, 1996, JetFleet II held restricted cash in the amount of $827,000 and $501,072, respectively, which represents maintenance reserves collected from lessees and interest earned on those funds, as applicable. This amount is not included in the cash balance for statement of cash flow purposes.

                           JetFleet Aircraft II, L.P.
                          Notes to Financial Statements


1.       Summary of Significant Accounting Policies (continued)

         Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.
Accordingly, actual results could differ from those estimates.

         Maintenance reserves

         All aircraft are operated under triple net leases under which the lessee is responsible for maintenance and overhaul, insurance, and operating costs. In some cases, reserves are collected from the lessee based on estimated maintenance cost. Annually, management reviews the level of maintenance reserves collected from lessees for each asset, as applicable, in order to determine whether reserves collected in the future should be adjusted based on changes in estimated costs.

2.       Allocation of Income, Losses and Distributions

         Pursuant to the Partnership Agreement, all revenues and expenses and income and losses are generally allocated 95% to the limited partners and 5% to the general partners. In accordance with the Partnership Agreement, during 1995, 1996 and 1997, additional revenues were specially allocated to the general partners to bring their capital account to a zero balance. Cash distributions from JetFleet II's operations are made 95% to the limited partners and 5% to the general partners.

3. Aircraft and Aircraft Engines Under Operating Leases and Aircraft Held for Operating Leases

         Aircraft

         deHavilland DHC-103, serial number 72 ("S/N 72")

         CMA purchased a 100% undivided interest in S/N 72 in November 1991 for the purpose of reselling the undivided interests to JetFleet II and JetFleet.

         JetFleet II agreed to purchase CMA's undivided interest in S/N 72 at a price equal to CMA's cost, including chargeable acquisition costs and loan fees, in one or more installments as funds were raised in the JetFleet II offering and became available for investment. As a result, JetFleet II holds an undivided interest of 75.53% at December 31, 1997. JetFleet and the seller, AEI, own the remaining 24.37% and 0.10% undivided interests, respectively, at December 31, 1997.

         Upon the return of S/N 72 by Johnson Controls World Services, Inc. ("JCWS") during the second quarter of 1993, a collision-avoidance radar system ("TCAS") was installed on the aircraft in order to comply with FAA regulations regarding commercial airline operations. In connection with the TCAS installation, JetFleet II paid and capitalized its pro rata share of the cost. This amount is being depreciated over the remaining depreciable life of the aircraft.

                           JetFleet Aircraft II, L.P.
                          Notes to Financial Statements


3. Aircraft and Aircraft Engines Under Operating Leases and Aircraft Held for Operating Leases (continued)

         Aircraft (continued)

         deHavilland DHC-7-102, serial number 57 ("S/N 57")

         During 1992, JetFleet II purchased a 4.00% undivided interest in S/N
57. The remaining undivided interests in S/N 57 are held 95.90% by JetFleet and 0.10% by the seller, AEI, at December 31, 1997.

         deHavilland DHC-7-102, serial number 44 ("S/N 44")

         During 1992, JetFleet II purchased undivided interests totaling 100.00% in S/N 44 in a series of monthly installments.

         deHavilland DHC-7-103, serial number 11 ("S/N 11")

         CMA purchased a 100% undivided interest in S/N 11 in October 1992 for the purpose of reselling the undivided interests to JetFleet II. JetFleet II purchased CMA's undivided interest in S/N 11 at a price equal to CMA's cost, plus chargeable acquisition costs, loan fees and acquisition fees in installments as funds were raised in the JetFleet II offering and became available for investment. As a result, JetFleet II holds an undivided interest of 100.00% at December 31, 1997.

         deHavilland DHC-6-310, serial number 666 ("S/N 666")

         JMC purchased a 100% undivided interest in S/N 666 in January 1995 for the purpose of reselling the undivided interest to JetFleet II. In April 1995, JetFleet II purchased JMC's undivided interest in S/N 666 at a price equal to JMC's cost plus chargeable acquisition costs, loan fees and acquisition fees.

         Fairchild Metro III SA-227-AC, serial number AC-576 ("S/N 576")

         JetFleet II purchased a 100% undivided interest in S/N 576 in June
1995.

         Fairchild Metro II  SA-226-TC, serial number TC-370 ("S/N 370")

         In February 1996, JetFleet II purchased a 50% undivided interest in a Fairchild SA226-TC aircraft, serial number TC-370 ("S/N TC-370"). CMA Capital Management, Inc., a subsidiary of CMA Consolidated, Inc., purchased the remaining 50% interest at the same time. CMA Capital Management's sole purpose for purchasing S/N 370 was to re-sell it, at cost, to JetFleet III, an affiliate of JetFleet II, as JetFleet III raised funds.

                           JetFleet Aircraft II, L.P.
                          Notes to Financial Statements


3. Aircraft and Aircraft Engines Under Operating Leases and Aircraft Held for Operating Leases (continued)

         Aircraft engines

         In March 1993, JetFleet II purchased, in monthly installments twenty-five used aircraft engines (the "Airwork Engines"). At December 31, 1997 JetFleet II held 100.00% undivided interests in the Airwork engines, comprised of four Pratt & Whitney PT6A-42 aircraft engines, thirteen Pratt & Whitney PT6A-41 aircraft engines, two Pratt & Whitney PT6A-28 aircraft engines, one Pratt & Whitney PT6A-65 aircraft engine, one Pratt & Whitney PT6A-45 aircraft engine, one Pratt & Whitney PT6A-65R aircraft engine, and two Allison A-250-C30P aircraft engines.

         During January 1996, Airwork notified JetFleet II of an event of loss concerning one of the Airwork Engines (the "Lost Airwork Engine"). Rather than replace the Lost Airwork Engine, Airwork chose to pay to JetFleet II the stipulated loss value as stated in the lease agreement for the Airwork Engines. JetFleet II recognized a gain of $34,860 on the disposition of the Lost Airwork Engine.

         During June 1996, Airwork notified JetFleet II of the loss of another one of the Airwork Engines (the "Second Lost Airwork Engine"). Airwork replaced the Second Lost Airwork Engine with an engine of equal value, utility and operating condition.

         During December 1993, JetFleet II purchased two Pratt & Whitney PT6A-50 aircraft engines (the "AEI Engines"). In December 1994, JetFleet II sold one of the AEI Engines to deHavilland, Inc. JetFleet II recognized a loss of $6,868 in connection with this transaction.

         In December 1993 and during the first quarter of 1994, JetFleet II purchased three Pratt & Whitney JT8D-217A aircraft engines (the "AGES Engines") from AGES. The total cost of the three engines included reimbursement of acquisition costs and acquisition fees. During the first quarter of 1995, JetFleet II and AGES agreed to rescind the AGES Engines purchase transaction. JetFleet II received a total of $5,089,344 in proceeds from the rescission during the first and second quarters of 1995.

         The Dash-7 leases

         At the time of purchase, all four Dash-7's were subject to triple net leases with JCWS under an eight year contract, which commenced in 1986, with the United States Army for use in the Marshall Islands at the site of the Army's deep space research center where missile guidance systems are tested.

         Under the terms of the sales agreements for the aircraft, AEI receives 4% of monthly lease revenues during the first eight years of the lease in return for providing remarketing and certain other services in connection with the lease, re-lease and re-sale of the aircraft.

         After having been re-leased to Eclipse Airlines, Inc. and The AGES Group, L.P., S/N 72 was re-leased in March 1995 to Air Niugini for a term of six months. The lease was subsequently extended to October 31, 1995. In addition, Air Niugini paid JetFleet II its share of maintenance

                           JetFleet Aircraft II, L.P.
                          Notes to Financial Statements


3. Aircraft and Aircraft Engines Under Operating Leases and Aircraft Held for Operating Leases (continued)

         The Dash-7 leases (continued)

costs. Upon its return from Air Niugini and at the direction of JetFleet II management, S/N 72 underwent certain scheduled maintenance and other repair work.

         On April 25, 1996, S/N 72 was leased to Air Tindi Limited ("Air Tindi") for a term of thirty-six months. Air Tindi has provided a letter of credit which serves as a security deposit under the lease. In addition, Air Tindi pays JetFleet II its pro-rata share of estimated maintenance costs per hour of usage, which amount is to be applied for scheduled overhauls and inspections. Air Tindi is a regional airline headquartered in Yellowknife, Northwest Territories, Canada and provides charter and regularly scheduled flights throughout the Northwest Territories. During December 1997 the maintenance reserves were increased by $624,808 and a related expense recognized.

         During 1994 the current leases for S/N 57, S/N 44 and S/N 11 were extended, at reduced rent, through September 30, 1995. A new contract with the United States Army commenced on February 15, 1995 for a term of two years with three two-year renewal options. During 1995, the leases for all three aircraft were extended through September 30, 1996. During 1996, the current leases for all three aircraft were extended, at reduced rent, through September 30, 1998.

         Other aircraft leases

         S/N 666 is leased to Loganair Limited, a British Airways franchisee ("Loganair"), for a term expiring on January 30, 1998 (the "Loganair Lease"). As part of the purchase of S/N 666 from JMC, JMC assigned the Loganair Lease to JetFleet II. Loganair also pays, on a monthly basis, maintenance costs based on usage. JetFleet II holds a security deposit from Loganair in an interest-bearing account (which interest accrues for the benefit of Loganair). In January 1998, Loganair exercised its option to extend the lease for an additional 39 months, through April 2001.

         S/N 576 is subject to a lease with Merlin Express, Inc., a subsidiary of Fairchild Aircraft Incorporated ("Merlin"), for a term expiring on July 18, 1999 (the "Merlin Lease"). The Merlin Lease contains a guaranty by Fairchild Aircraft Incorporated for the equivalent of six months of rent. As part of the purchase of S/N 576, the seller assigned the Merlin Lease to JetFleet II. Merlin also pays, on a monthly basis, maintenance costs based on usage. JetFleet II holds a security deposit from Merlin in an interest-bearing account (which interest accrues for the benefit of Merlin).

         S/N TC-370 is subject to a lease with Sunbird Air Services, Ltd. for a term expiring September 30, 2000 (the "Sunbird Lease"). The Sunbird Lease contains a guaranty by the seller for basic rent in an amount not to exceed a total aggregate amount of $29,250 (which guaranty is shared equally by JetFleet II and JetFleet III). As part of the purchase of S/N TC-370, the seller assigned its interests and obligations under the Sunbird Lease to JetFleet II.

                           JetFleet Aircraft II, L.P.
                          Notes to Financial Statements


3. Aircraft and Aircraft Engines Under Operating Leases and Aircraft Held for Operating Leases (continued)

         The aircraft engine leases

         The Airwork Engines acquired by JetFleet II are leased back to Airwork pursuant to a master lease (the "Airwork Lease") between Airwork and JetFleet
II. The Airwork Lease is a triple net lease, has an initial seven-year term (which expires on April 30, 2000), and Airwork has two two-year renewal options. UNC Incorporated, the parent of Airwork, guaranteed the obligations of Airwork under the Airwork Lease. Upon the purchase of each engine by JetFleet II, Airwork was required to pay a security deposit equal to one month of rent.

         The remaining AEI Engine is currently off lease and is being maintained as a spare.

         The AGES Engines were leased to GPA Group plc and subleased to Aerovias de Mexico, S.A. de C.V. As mentioned above, JetFleet II and AGES agreed during the first quarter of 1995 to rescind the AGES Engines purchase by JetFleet II. JetFleet II received a total of $150,000 in rental payments during 1995 for the AGES Engines.

         Future minimum rents

         The following is a schedule of future minimum rental income by year under the existing leases:


                  Year                      Amount
                  ----                      ------
                  1998           $          2,388,727
                  1999                      1,258,668
                  2000                        738,086
                  2001                         60,000
                                  -------------------

                                 $          4,445,480
                                  ===================

                           JetFleet Aircraft II, L.P.
                          Notes to Financial Statements


3. Aircraft and Aircraft Engines Under Operating Leases and Aircraft Held for Operating Leases (continued)

         Detail of investment

         The following schedule provides an analysis of JetFleet II's investment in aircraft under operating leases and aircraft held for operating leases as of December 31, 1996, additions during 1997, and as of December 31, 1997:


                                                            December 31,                         December 31,
                                                              1996              Additions            1997
                                                              ----              ---------            ----

     S/N 72                                               $  5,328,677      $         --   $     5,328,677
     S/N 57                                                    199,752                --           199,752
     S/N 44                                                  5,208,656                --         5,208,656
     S/N 11                                                  6,225,556                --         6,225,556
     Airwork Engines                                         5,274,529                --         5,274,529
     AEI Engine                                                213,150                --           213,150
     S/N 370                                                   351,477                --           351,477
     S/N 666                                                   893,096                --           893,096
     S/N 576                                                 1,165,750                --         1,165,750

                                                            24,860,643                --        24,860,643
                                                          ------------      -------------  ----------------
     Less accumulated
     depreciation                                          (10,425,030)         (532,394)      (10,957,424)
                                                          ------------      -------------  ----------------
                                                          $ 14,435,613      $    (532,394) $     13,903,219
                                                          ============      =============  ================

         The following schedule provides an analysis of JetFleet II's investment in aircraft under operating leases and aircraft held for operating leases and the related accumulated depreciation for the years ended December 31, 1995, 1996 and 1997:


                                           Accumulated
                              Cost         Depreciation            Net
Balance,
  December 31, 1994     $ 28,468,404      $ (4,499,361)     $ 23,969,043
Additions                  3,696,146        (3,372,163)          323,983
                        ------------      ------------      ------------
Disposals                 (7,430,920)          658,185        (6,772,735)
Balance,
  December 31, 1995     $ 24,733,630      $ (7,213,339)     $ 17,520,291
Additions                    351,477        (3,260,014)       (2,908,537)

Disposals                   (224,464)           48,323          (176,141)
                        ------------      ------------      ------------
Balance,
  December 31, 1996     $ 24,860,643      $(10,425,030)     $ 14,435,613
Additions                         --          (532,394)         (532,394)
                        ------------      ------------      ------------
Balance,
 December 31, 1997      $ 24,860,643      $(10,957,424)     $ 13,903,219
                        ============      ============      ============

                           JetFleet Aircraft II, L.P.
                          Notes to Financial Statements


4.       Investments in Capital Leases

         McDonnell Douglas DC-9-32, serial number 47236 ("First DC-9")

         On December 16, 1994, JetFleet II purchased a 50.00% undivided interest in the First DC-9. JetFleet purchased the remaining 50% interest at the same time. The First DC-9 was leased back to the seller, Interglobal, Inc. for thirty-six months (the "First DC-9 Lease"). The First DC-9 was sub-leased to and operated by Aero California S.A. de CV. As discussed in Note 1 above, JetFleet II's investment in the First DC-9 was accounted for as a capital lease. The investment was essentially a financing in which JetFleet II recovered its investment over the term of the lease. Interglobal, Inc. exercised its purchase option upon expiration of the First DC-9 Lease.

         McDonnell Douglas DC-9-14, serial number 45702 ("Second DC-9")

         On July 10, 1995, JetFleet II purchased a 100% undivided interest in the Second DC-9. The Second DC-9 is subject to similar lease terms as the First DC-9 and is accounted for in the same manner.

         McDonnell Douglas DC-9-32, serial number 47553 ("Third DC-9")

         On August 31, 1995, JetFleet II purchased a 100% undivided interest in the Third DC-9. The Third DC-9 was also subject to similar lease terms as the First DC-9 and was accounted for in the same manner. During 1996, JetFleet II agreed to resell the Third DC-9 and reassign the sublease to the original seller, Interglobal, Inc.

         Future minimum lease payments

         The following is a schedule of maturities of lease payments receivable and recognition of unearned interest income:


                                                             Collection            Interest
                                                                on                  Income
                                    Year                     Receivable           Recognition
                                    ----                     ----------           -----------
                                    1998             $          150,000    $            8,781

                           JetFleet Aircraft II, L.P.
                          Notes to Financial Statements


5.       Related Party Transactions

         As discussed in Note 3, JetFleet II's investment in aircraft and aircraft engines includes reimbursements to CMA and Group for chargeable acquisition costs. These amounts, which totaled $4,533 and $41,097 in 1996 and 1995, respectively, included legal and consulting costs in connection with the acquisition of the aircraft, as well as appraisal and title insurance costs. JetFleet II also reimbursed JMC for loan fees incurred of $16,251 in 1995 and paid Group acquisition fees of $5,194 and $54,376 in 1996 and 1995, respectively.

         Group receives an equipment management fee ($41,366, $43,249 and $48,857 in 1997, 1996 and 1995, respectively) equal to 3% of gross rentals received by JetFleet II from operating leases and 2% of gross rentals from full payout leases.

         JetFleet II did not pay a resale fee (normally 3% of the contract sales price of each asset sold) to Group or any third-party in connection with the sale of the AEI Engine or the rescission of the AGES Engines purchase. JetFleet II paid a resale fee of to Group in connection with the Third DC-9 transaction in the amount of $13,700 in 1995.

         JetFleet II pays for all direct, indirect, administrative and overhead expenses incurred on its behalf by Group and its affiliates. In 1997, 1996 and 1995, $264,494, $301,407, and $220,361, respectively, was reimbursable by
JetFleet II to Group or its affiliates in connection with the administration and management of JetFleet II.

         All of the above fees payable by JetFleet II to Group were paid to Group which in turn reimbursed CMA or its affiliates which had incurred costs in connection with the organization and offering of units in, and the administration and management of, JetFleet II.

6.       Subsequent Events

         On April 8, 1997 a Registration Statement on Form S-4 was filed with the Securities and Exchange Commission disclosing a proposed consolidation of JetFleet and JetFleet II into a newly incorporated Delaware corporation, AeroCentury Corp. The Registration Statement was declared effective on September 23, 1997 and the consolidation was effective January 1, 1998, with 99.5% of the total Limited Partnership Units outstanding exchanged for common shares of AeroCentury. Therefore, as of that date, JetFleet and JetFleet II have ceased to exist as independent entities.

         The January 1, 1998 consolidation was treated as a pooling-of-interests and, accordingly, the consolidation costs of $502,383 were expensed on the books of AeroCentury Corp. as incurred.

         On January 16, 1998, AeroCentury Corp. was listed on the American Stock Exchange under the symbol ACY.